

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Via Email
Peter A. Zieringer
President and Chief Executive Officer
Daimler Trust Leasing LLC
Daimler Trust
36455 Corporate Drive
Farmington Hills, MI 48331

    Re: **Daimler Trust Leasing LLC**
               Daimler Trust
               Registration Statement on Form S-3
               Filed December 27, 2011
               File Nos. 333-178761 and 333-178761-01

Dear Mr. Zieringer:

We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comment.

General

1. If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

2. Please confirm that the portion of the securitized pool balance attributed to residual value of the physical property underlying the leases will be limited to less than 65% of the asset pool for the motor vehicle leases. See Item 1101(c) of Regulation AB.

The Issuing Entity, page S-22

3. The second sentence of the first full paragraph on this page states that except for the securities, the issuing entity is prohibited from borrowing money or making loans to any other person. However, we note that page eight of the base prospectus states that classes may benefit from letters of credit or a credit or liquidity facility. Please revise the base prospectus to reconcile these statements or tell us how these two statements are consistent with each other.

Representations and Warranties, page S-31

4. We note here and in the base prospectus on page 46 that the sponsor will make specified representations and warranties. We could not locate bracketed disclosure in the form of prospectus supplement related to repurchases or replacements pursuant to Item 1104(e) of Regulation AB. Please revise to include this bracketed disclosure or advise.

Optional Purchase, S-54

5. Please provide us with your analysis as to why the issuer meets the requirements of Rule 3a-7 under the Investment Company Act. In your analysis, please address (i) the servicer's option to purchase the exchange note from the issuing entity, which will in turn result in the redemption of the notes at the Redemption Price (per the disclosure on page S-54), and (ii) the depositor's right to exchange all or a portion of the certificates or its residual interest for additional notes or certificates issued by the issuing entity (per the disclosure on page 78).

Ratings, page S-58

6. We note your disclosure in the prospectus supplement that the notes will be issued only if the Class A-1 Notes are rated in the highest short-term rating category and the other Notes are rated in the highest long-term rating category by each Rating Agency. Please be aware that such disclosure at the time of takedown in the prospectus appears to be tantamount to disclosure of a rating in a registration statement, and therefore would require inclusion, at the time of takedown, of the rating agency's consent to be named as an expert. Refer to Section 939G of the Dodd-Frank Act and the staff no-action letter, Ford Motor Credit Company LLC (November 23, 2010).

Base Prospectus

Derivative Arrangements, page 55

7. We note you disclose that the issuing entity "may also include a derivative arrangement for the payment of interest on the securities of a series or any class of securities." Please revise your disclosure to confirm that any such derivative arrangement will be consistent with the definition of asset-backed security under Item 1101 of Regulation AB, which

requires that the payment of the asset-backed security be based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

Credit and Cash Flow Enhancement, page 71

8. In the sixth bulleted paragraph, you state that credit and cash flow enhancement for a class of securities may be in the form of guarantees. Please revise to also clarify that the addition of a guarantee of a security would separately require registration under the Securities Act of 1933, unless an exemption therefrom is available.

9. We note that credit and cash flow enhancements of the issuer may include demand notes. Please revise your disclosure to explain whether the issuer of the demand notes will be affiliated with the sponsor or servicer. Please also provide us with your legal analysis as to why concurrent registration of these eligible investments is not required pursuant to Rule 190 under the Securities Act of 1933. See Sections III.A.2. and III.A.6. of the Regulation AB adopting release (SEC Release No. 33-8518). Alternatively, please revise your registration statement to confirm that any investment in the permitted investments will comply with all of the requirements of Rule 190.

Glossary of Terms, page 100

10. We note that the definition of "Eligible Investments" includes "any other investment acceptable to each Rating Agency." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Accordingly, please delete this catchall phrase and revise the disclosure to describe all assets and structural features of the transaction that are reasonably contemplated to be included in an actual takedown.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Knight, Special Counsel in the Office of Structured Finance, at (202) 551-3370, or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Siegfried P. Knopf
       Sidley Austin LLP